[Correspondence to the SEC]

BLUEGATE CORPORATION
701 North Post Oak, Road, Suite 600
Houston, Texas 77024
voice:  (713) 686-1100
fax:  713-682-7402

February 1, 2010

H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D. C. 20549-3561

Re: Bluegate Corporation
      Preliminary Information Statement on Schedule 14C filed November 10, 2009
      File No. 000-22711

Dear Mr. Owings:

Company Acknowledgements

The Company submits the following acknowledgements:

Bluegate Corporation is responsible for the adequacy and accuracy of the disclosure in the filing.

Bluegate Corporation acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

Bluegate Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours,

/s/ Charles E. Leibold
Charles E. Leibold
Chief Financial Officer